EXHIBIT 3.16
cmm iwn(mBKB company

CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION
OF CROWN IRON WORKS COMPANY

Elias L. Anderson and Barney G. Johnson, President and Secretary respectively of Crown Iron Works Company (a corporation organized under the laws of the State of Delaware) do hereby certify:

1. That at a special meeting of the Board of Directors of Crown Iron Works Company held at Minneapolis, Minnesota, on December 30, 1944, a resolution was adopted by the unanimous vote of the entire Board setting forth the proposed amendment to the Articles of Incorporation of the Company hereinafter specified, declaring its advisability and calling a meeting of the stockholders entitled to vote thereon for the consideration of such amendment.

2. That pursuant to such action by the Board of Directors a special meeting of the stockholders of Crown Iron Works Company was duly called and held at the office of the Company, 1229 Tyler Street N.E., Minneapolis, Minnesota, on January 16, 1945, at 7:00 o'clock P. M. upon ten days written notice stating the time, place and object of said meeting.

3. That at said meeting there was duly represented in person or by proxy 33,913 shares of the Class B stock of the corporation out of a total of 36,685 shares of said Class B stock then issued and outstanding (there being no other stock outstanding).

4. That at said meeting the following resolution amending the Articles of Incorporation of the Company was adopted by the unanimous vote of all of the shareholders represented at such meeting constituting a majority of all of the outstanding stock of the Company, viz:

RESOLVED That section designated "FOURTH" of the Articles of Incorporation of Crown Iron Works Company providing for the authorized capital stock of the Company, be and is hereby amended by striking out the whole of said section "FOURTH" and substituting the following to be similarly designated; FOUBIB; Ihe total number of shares of all classes of stock which the corporation is authorized to issue is 51,850 shares classified, as follows: One Thousand Two Hundred Fifty (1,250) shares of “Class A*» Preferred Stock* of the par value of $100*00 each» and Fifty Thousand (50,000) shares of “Class B~Common Stock* without par value, which stock shall be subscribed for, issued and paid In in the manner and for the consideration or issue price determined by the Board of Directors of the corporation, with-out preemptive right on the part of th3 shareholders of the company to subscribe to or purchase any of said stock* The powers, preferences and rights and the qualifications, limitations and restrictions of the shares hereby authorized shall be as follows: 1* Ihe holders of Class A-Preferred Stock shall be entitled to receive» and shall be paid, out of the net earnings or any other funds legally available therefor, cumulative dividends at the rate of 5 per annum, and no more, from the date such stock is issued, payable semi-annually on the first day of January and July of each year No dividends shall be paid on the Class B-Common Stock unless and until (1) all dividends on the Class ^stock, including any accumulations thereof, havw been fully paid, and (£) all required redemption of Class A stock has been made, and (3) the Company has sufficient earned surplus to redeem all Class A stock due for redemption under the provisions hereof during the next twelve months Whenever such conditions are fulfilled, the Board of Directors, in their discretion, may declare and pay dividends on the Class B stock; provided that such dividends shall not reduce the earned surplus below the amount required for the redemption of Class A st^ck during the next twelve months, £» Upon the dissolution, liquidation or winding up of the affairs of the corporation, either voluntary or involuntary, the holders of Class A stock shall be entitled to receive the par value of their Class A shares and an amount equal to the sum of all dividends unpaid thereon, in lieu of such dividends before any distribution shall be madeto the holders of the Class L stock When such payment has been made in full to the Class A stockholders, the remaining net assets of the corporation shall be distributed to the holders of Class B stock, 3 The Class A stock shall be redeemed by the corporation at the times and in the manner following: On January 1, 1946, 6 of the Class A stock then outstanding shall be redeemed; and on January 1st of each succeeding year a like number of said shares plus an amount equal to 65C of all Class A share* issued after January 1; 1946, shall be redeemed until January 1st, I960, at which tJiae all of the outstanding Class A stock shall be redeemed, provided, always that the corporation shall have the right to redeem the whole or any part of said stock at any time» Redemption shall be at par plus an amount equal to the sum of all dividends unpaid thereon to date of red«mpt~ ion, in lieu of such dividends, and shall be made pro-rata aiuong Class A stockholders • 4 In any case, the Corporation shall give the shareholder written notice at least thirty (30) days before the date of redemption of the number of shares to be redeemed and the auuotirl to be paid therefor, and if said shares be not presented to the corporation for redemption on or before the redemption date» the corporation shall have the right to cancel such shares and deposit to the order of said stockholder at the office of the corporation a sum equal to the redemption price, pa^ble to said stockholder, without further interest, upon demand and upon delivery of his certificates of stock Such notice **hall be sent by registered mail to the address of the shareholder as the same appears upon the books of the company» 5 Except as herein provided, the sole voting power shall be vested in the Class B stock, and Class A stockholders shall not be entitled to notice of any stockholders[1] meetings If, however, the corporation shall fail to pay the required dividends ou the Class A stock, and such default shall continue for a period of two years, then the Class A stockholders shall be entitle! to elect the minimum number of Directors required to constitute a majority of the Board of Directors; and such right to elect a majority of the Board shall continue until default in the payment of preferred dividends has been removed, at which time such right shall cease* Whenever such right to elect Directors slull accrue, the Secretary shall immediately call a special meeting of all shareholders for the election of a new Board to replace the then acting Directors, In accordance with the provisions hereof; and when the right of Class A shareholders to elect Directors has terminated, the Secretary shall Immediately call a meeting of Class E shareholders to elect a new Board The minimum amount of capital with which the corporation will commence business is $1,0C0 C0 The capital of the corporation will ^ol be reduced under or by reason of the foregoing amendment to It? Articles of Incorporation That said amendment was duly adopted in full accordance with all of Section 26 and of the provisions/of the statutes of the State of Delaware in such case made and provided*

IN TESTIMONY WHEREOF the President and Secretary of Crown Iron Works Company have hereunto set their hands and affixed the seal of such corporation this 18th day of January, A.D. 1945.

Elias L. Anderson
President

Barney G. Johnson
Secretary

STATE OF MINNESOTA
SS
COUNTY OF HENNEPIN

On this 18th day of January, A. D. 1945, before me, a Notary Public, within and for said county and state, personally appeared Elias L. Anderson and Barney G. Johnson, President and Secretary respectively of Crown Iron Works Company, a corporation organized under the laws of the State of Delaware, and acknowledged that they executed the foregoing certificate as their free act and deed and as the free act and deed of said Crown Iron Works Company; and that all of the facts set forth in said certificate are true of their own knowledge.

June H. Johnson
JUNE H. JOHNSON
Notary Public, Hennepin County, Minn.
My commission expires Oct. 20, 1949.